

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2024

Ye Tao
Chief Executive Officer
3 E Network Technology Group Ltd
B046 of Room 801, 11 Sixing Street
Huangge Town, Nansha District
Guangzhou, Guangdong Province, PRC

> **Re: 3 E Network Technology Group Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed January 19, 2024**
> **File No. 333-276180**

Dear Ye Tao:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

Capitalization, page 68

1.   Please revise to retroactively reflect the split on all share and per share amounts here and throughout the filing and to remove the "Adjusted (Taking into account of the share split on January 3, 2024)" column. In this regard, we note that you refer to 1,000 shares outstanding here are on page F-18. We also note that the net tangible book value per share of $416 is based on 1,000 shares outstanding. Refer to SAB Topic 4C.

Ye Tao
3 E Network Technology Group Ltd
January 26, 2024
Page 2

        Please contact Chen Chen at 202-551-7351 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Anna Wang